UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 29, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

KAR Auction Services, Inc.

File No. 333-148847 - CF#28276

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KAR Auction Services, Inc. (formerly KAR Holdings, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.32, 10.35 and 10.36 to an amended Form S-4 registration statement filed on January 25, 2008, with omissions from Exhibit 10.36 modified by reduced redactions from the same exhibit filed as Exhibit 10.39 to a Form 10-Q filed on May 8, 2012.

Based on representations by KAR Auction Services, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.32	through June 30, 2014
Exhibit 10.35	through June 30, 2014
Exhibit 10.36	through June 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Assistant Director